                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b) AND (d)
                                (Amendment No.1)



                                Rymer Foods Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.04 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    783771306
                  --------------------------------------------
                                 (CUSIP Number)


                                October 31, 2001
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                / / Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G


CUSIP NO. 783771306                                            PAGE 2 OF 4 PAGES

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III       ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) / /
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              217,866
     NUMBER OF          --------------------------------------------------------
      SHARES            6     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 276,716
       EACH             --------------------------------------------------------
     REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                   217,866
                        --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              276,716
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      494,582
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


**    See Item 4.
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                                                                     Page 3 of 4

Item 1(a). Name of Issuer:                                                  Rymer Foods Inc.

Item 1(b). Address of Issuers's Principal Executive Offices:                4600 South Packers Avenue
                                                                            Chicago, Illinois 60609

Item 2(a). Name of Person Filing:                                           Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:     4550 Gordon Drive, Naples, Florida 34102

Item 2(c). Citizenship:                                                     U.S.A.

Item 2(d). Title of Class of Securities:                                    Common Stock, $0.04 par value

Item 2(e). CUSIP Number:                                                    783771306

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 276,716 of the reported securities as investment advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power with respect to 217,866 of the reported securities (i) as an individual, and (ii) as the manager of a limited liability company that is the general partner of certain limited partnerships.

           (a)   494,582

           (b)   11.5%

           (c)   (i) sole voting power: 217,866

                 (ii) shared voting power: 276,716

                 (iii) sole dispositive power: 217,866

                 (iv) shared dispositive power: 276,716

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable


Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller, III, have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.
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                                                                     Page 4 of 4

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 8, 2001                      /s/ Lloyd I. Miller, III
                                           ----------------------------
                                           Lloyd I. Miller, III